Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2017 of First Mining Gold Corp. of our report dated March 21, 2018, relating to the consolidated financial statements which appear in the Exhibit incorporated by reference in this Annual Report.

(Signed) “PricewaterhouseCoopers LLP”

PricewaterhouseCoopers LLP
Chartered Professional Accountants

Vancouver, Canada
March 21, 2018